                                                                      Exhibit 12

                 THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
 Statements of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                                 ($ in millions)


                                                          Twelve Months                           Twelve Months
                                                          Ended June 30,                       Ended December 31,
                                                        -----------------    ---------------------------------------------------
                                                          1997      1996       1996       1995       1994       1993       1992
                                                        -------   -------    -------    -------    -------    -------    -------
Consolidated Income (Loss) from Continuing Operations
 before Income Taxes                                      372.5    (650.7)     337.5     (643.0)     392.2      288.1      161.4

Adjustments:
  Interest during construction                              1.6     (20.8)      (1.1)     (20.2)        --         --         --
  Distributed (Undistributed) equity income                 1.8      (3.1)       1.5       (7.9)      (0.9)      (0.1)      (0.1)
  Fixed charges *                                         181.2   1,133.1      184.6    1,061.3       33.7      120.0       33.0
                                                        -------   -------    -------    -------    -------    -------    -------
    Earnings Available                                    557.1     458.5      522.5      390.2      425.0      408.0      194.3
                                                        -------   -------    -------    -------    -------    -------    -------
Fixed Charges:
  Interest on long-term and short-term debt               145.3   1,064.7      150.8      987.2        0.7        3.1        4.9
  Other interest                                           14.8      47.9       13.5       53.6       14.1       98.4        8.8
  Portion of rentals representing interest                 21.1      20.5       20.3       20.5       18.9       18.5       19.3
                                                        -------   -------    -------    -------    -------    -------    -------
Total Fixed Charges **, ***                               181.2   1,133.1      184.6    1,061.3       33.7      120.0       33.0
                                                        -------   -------    -------    -------    -------    -------    -------
Ratio of Earnings Before Taxes to Fixed Charges            3.07    N/A(a)       2.83     N/A(a)      12.61       3.40       5.89
                                                        =======   =======    =======    =======    =======    =======    =======


(a) To achieve a one-to-one coverage, the Corporation would need an additional $674.6 and $671.1 million of earnings, for the twelve months ended June 30, 1996 and the twelve months ended December 31, 1995, respectively.

* Amounts for the twelve months ended December 31, 1992 through December 31, 1996 have been restated to conform to 1997 presentation.

** This amount excludes approximately $230 million, $210 million and $204 million of interest expense not recorded for the twelve months ended December 31, 1994, 1993 and 1992, respectively. This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995. Reference is made to the Statements of Consolidated Income for the quarterly period ended June 30, 1996, as reported in Form 10-Q.

*** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994, 1993 and 1992.